Exhibit 21.1

SUBSIDIARIES OF CROWDSTRIKE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction
CrowdStrike, Inc.	Delaware
CrowdStrike Services, Inc.	Delaware
CrowdStrike International Inc.	Delaware
CrowdStrike UK LTD	United Kingdom
CrowdStrike Singapore PTE. LTD	Singapore
CrowdStrike Ireland Limited	Ireland
CrowdStrike (Netherlands) B.V.	Netherlands
CrowdStrike Israel	Israel
CrowdStrike GMBH	Germany
CrowdStrike Italy S.R.L.	Italy
CrowdStrike Middle East DMCC	United Arab Emirates
CrowdStrike Japan KK	Japan
CrowdStrike Australia PTY LTD	Australia
CrowdStrike S.R.L.	Romania
CrowdStrike India Private Limited	India
CrowdStrike Mexico S de RL de CV	Mexico
CrowdStrike Canada, Inc.	Canada
CrowdStrike Malaysia Sdn. Bhd.	Malaysia